Exhibit 21.1
MEDIDATA SOLUTIONS, INC.
Subsidiaries of the Registrant

Subsidiaries*	Place of Incorporation
MDSOL Europe Limited	United Kingdom
Medidata International, Inc.	Delaware, U.S.
Medidata Korea, Limited	South Korea
Medidata Solutions K.K.	Japan
Medidata Technology LLP	United Kingdom
Medidata Technology Partner, LLC	Delaware, U.S.
Patient Profiles, LLC	California, U.S.
Medidata Information Technology (Shanghai) Co., Ltd.	China
Medidata Solutions International Asia Pacific Pte. Ltd.	Singapore
Medidata Solutions International Ltd.	United Kingdom
Intelemage, LLC	Ohio, U.S.
Medidata Europe Data Services, LLC	Delaware, U.S.
Medidata Solutions GmbH	Germany
*Please note that this list includes all subsidiaries of Medidata Solutions, Inc. without regard to whether they would constitute a "significant subsidiary" pursuant to Item 601(b)(21)(ii) of Regulation S-K.